Exhibit 99.1

For Immediate Release

Contact for Media:     Vincent Power
Sears Canada Corporate Communications
416-941-4422
vpower@sears.ca

Sears Canada Announces Outsourcing Initiative

Agreement with IBM to provide a significant upgrade in technology and processes
TORONTO, January 15, 2014 - Sears Canada Inc. (TSX: SCC) announced today that the Company has entered into an agreement with third party vendor IBM to externally reassign the work currently performed at three internal Sears Customer Contact Centres. The move to a third party will enable Sears to realize significant capability upgrades which will result in better processes, controls and tracking and an overall improvement in the customer experience. The transfer of responsibility, designed to be seamless to customers, will take place over the next nine months and affect 1,345 associates.
“The changes we are making to our Customer Contact Centres will allow us to streamline the support structure of our organization while enhancing the overall customer experience,” said Doug Campbell, President and Chief Executive Officer, Sears Canada Inc. “Our partner will bring tools and technologies that will allow us to operate more effectively without the ongoing investment in and maintenance of legacy proprietary systems. This will provide our customers with the benefits of up-to-date technology and enable us to focus on our core retail business, the area where we believe we have the greatest opportunity to maximize the value of the Company.”
For those who are leaving Sears, career transition support will be provided to assist in preparing for and obtaining their next role outside of Sears.
The Company is also initiating a reorganization and simplification of its logistics organization intended to drive optimal performance by leveraging tools and technology that will streamline business processes, which will result in an additional staff reduction of 283 associates effective immediately.
“These types of decisions are not made without considerable thought and deliberation,” added Mr. Campbell. “We are planning for the future of Sears Canada and taking steps now that will allow us to continue serving customers as a viable national retailer coast to coast in stores and through our Direct channel now and in the future. In this case, we firmly believe that these changes are necessary and will allow us to better serve our customers. I thank those leaving Sears for their contribution to the Company and wish them all the best in the future.”

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 241 Hometown stores, over 1,400 catalogue and online merchandise pick-up locations, 101 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.
Although the Company believes that the forward-looking information presented with respect to the outsourcing initiative is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The forward-looking statements in this release are made as of the date hereof. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.